Filed pursuant to Rule 424(b)(3)
Registration No. 333-142357

PROSPECTUS

846,847 Shares

TELESTONE TECHNOLOGIES CORPORATION

Common Stock

This prospectus relates to shares of common stock of Telestone Technologies Corporation that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 846,847 shares of our common stock, which amount includes shares to be issued to the selling stockholders only if and when they exercise warrants held by them.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the over the counter stock market or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive gross proceeds of up to $2,057,874.80 from the exercise of the warrants, if and when they are exercised.

Our common stock is listed on the Nasdaq Global Market and traded under the symbol “TSTC.” On May 9, 2007, the closing price of our common stock quoted on the Nasdaq Global Market was $8.21 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

The shares of common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page  4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2007

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

Unless otherwise indicated, or unless the context otherwise requires, all references in this prospectus to the terms “Company,” “Telestone,” “we,” “our,” or “us” shall mean Telestone Technologies Corporation, a Delaware corporation.

ii

Prospectus Summary

You should read this summary in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus.

Our Company

We are a wireless communications coverage solutions provider in the Peoples Republic of China, or the PRC. We principally provide mobile telecommunication coverage solutions to our customers in services network in the PRC.

Our wireless coverage solutions business enhances mobile telecommunication coverage signals and improves the quality of reception for mobile phone users. These solutions are used in a variety of indoor and outdoor environments such as hotels, residential estates, office buildings, airports, exhibition centers, underground stations, highways, tunnels and vast countryside regions.

Our wireless coverage solutions business is comprised of research, development and application of wireless communications technology. In addition to sales of our internally designed wireless communication equipment, including repeaters, antennas and radio frequency accessories, we also provide project design, project management, installation, maintenance and other after-sales services in accordance with our customers’ requirements.

Our wireless coverage solutions are created to further enhance the coverage of mobile telecommunications networks; this is done so as to improve the quality of reception for mobile phone users. These solutions we provide to the telecommunications industry cover indoor and outdoor environments, including hotels, residential estates, office buildings, airports, exhibition centers, underground stations, highways and tunnels.

Since the establishment of Beijing Telestone in 1997, we have gradually developed business relationships with China Mobile, China Unicom, China Telecom and China Netcom, which currently are our main customers.

Our offices are located at Floor 6, Saiou Plaza, No. 5 Haiying Road, Fengtai Technology, Park, Beijing, China 100070. Our telephone number at this address is 86-10-836-70505

The Offering

This offering relates to the offer and sale of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

Summary Consolidated Financial Information

The following summary financial data are derived from our consolidated financial statements. This information is only a summary and does not provide all of the information contained our financial statements and related notes. You should read the “Management’s Discussion and Analysis or Plan of Operation” beginning on page 10 of this prospectus and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2006	2005
	(US dollars in thousands except per share data)
Revenue	21,708	17,410
Cost & expenses	10,691	8,936
Gross profit	11,017	8,474
Sales & marketing	2,917	2,806
General & administrative	1,674	2,048
Research and development	605	438
Depreciation and amortization	241	209
Interest expense	(55)	(26)
Other income	442	784
Income before tax	5,967	3,731
Income tax	(1,353)	0
Net income	4,614	3,731
Weighted average shares outstanding (basic)	8,682,736	8,498,681
Weighted average shares outstanding (diluted)	8,735,615	8,654,277
Net Income per share (basic)	$0.53	$0.44
Net Income per share (diluted)	$0.53	$0.43

Consolidated Balance Sheet Data

	As of December 31,
	2006	2005
	(US dollars in thousands)
Cash and cash equivalents	3,380	3,605
Accounts receivable (net of provision of US$2,923; and US$2,540)	29,777	22,530
Other current assets	7,145	4,384
Property and equipment, net	821	1,031
Total assets	41,123	31,550
Total liabilities	16,583	13,619
Total stockholders’ equity	24,270	17,931

Our historical results do not necessarily indicate results expected for any future periods.

Cautionary Statement Concerning Forward-Looking Information

This prospectus contains written and oral statements regarding our business and prospects, such as projections of future performance, statements of management’s plans and objectives, forecasts of market trends, and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements containing the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimates,” “projects,” “believes,” “expects,” “anticipates,” “intends,” “target,” “goal,” “plans,” “objective,” “should” or similar expressions identify forward-looking statements, which may appear in documents, reports, filings with the SEC, news releases, written or oral presentations made by officers or other representatives made by us to analysts, stockholders, investors, news organizations and others, and discussions with management and other of our representatives. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Any forward-looking statement speaks only as of the date on which such statement is made. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Except as required by law, we do not undertake any obligation to update or keep current either (i) any forward-looking statement to reflect events or circumstances arising after the date of such statement, or (ii) the important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or which are reflected from time to time in any forward-looking statement.

In addition to other matters identified or described by us from time to time in filings with the SEC, there are several important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or results that are reflected from time to time in any forward-looking statement. Some of these important factors, but not necessarily all important factors, include the following:

Risk Factors

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before purchasing any shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties may also adversely impair our business operations. If any of the events described in the risk factors below actually occur, our business, financial condition or results of operations could suffer significantly. In such case, the value of your investment could decline and you may lose all or part of the money you paid to buy the shares of common stock.

Risks Related To Our Business

Our business and revenues are rely on few significant customers. Our success depends substantially upon retaining our significant clients, such as China Unicom and China Mobile. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our significant clients in the future. If we were to lose any of such significant customers, it is unclear if we would be able to replace them or how long it would take to do so. Accordingly, our revenues and profitability would be negatively impacted.

Our business is subject to a high level of fixed costs. We incur a high level of fixed costs related to our business. These fixed costs result from significant investments in our research and development and fixed assets. The loss of any one of our significant customers could leave us with a significantly higher level of fixed costs than is necessary to serve our remaining customers, thereby reducing our revenues, profitability and cash flow.

Because our contracts are generally short term, we may find it difficult to forecast our business model far into the future. All of our agreements with our customers are for short term projects or sales of equipment. While we feel that our significant relationships with China Unicom and China Mobile will likely provide additional sales agreements in the future, none of our customers are contractually bound to purchase any products or services from us.

We depend on a limited number of key suppliers. We rely on certain suppliers to provide us various pieces of telecommunications equipment. If we were to lose our relationship with those suppliers, we may experience difficulties finding a suitable replacement for our equipment needs.

We face intense competition. The market for wireless coverage solutions services is intensely competitive in the PRC. There are other wireless coverage service providers which we compete with for business. There are low barriers to entry for new competitors in this market and we may experience a negative impact as a result of increased competition. In addition, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management. Our future success is heavily dependent upon the continued service of our key executives, particularly Han Daqing, our Chief Executive Officer and President, Luo Zhengbin, our Chief Technology Officer, Liu Dongping, our Chief Financial Officer and Zhang Yongjun, our Chief Operating Officer. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement with us.

We also rely on a number of key technology staff for the operation of our Company. Given the competitive nature of our industry, the risk of key technology staff leaving our Company is high and could disrupt our operations.

Our products are manufactured by a third party. We utilize a third party production center for the manufacture of the products we sell to our customers. We are parties to a memorandum of cooperation regarding such manufacturing arrangement, however we cannot be assured that such cooperation will continue indefinitely. Should we be required to utilize a different source for our manufactured products our costs could be negatively affected.

Rapid growth and a rapidly changing operating environment strain our limited resources. We will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development. If we are unable to manage our growth and expansion effectively, the quality of our products and services, and in turn, our customer support could deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•  continue to develop through our research and development facilities new technologies acceptable to the PRC market;

•  continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management, most of whom have been with our Company for less than one year;

•  develop and improve our operational, financial, accounting and other internal systems and controls; and

•  maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties. We rely on contractual restrictions on disclosure to protect our intellectual property rights. Monitoring unauthorized use of our information services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology and content. Our management may determine in the future to make application for copyright, trademark or trade secret protection if management determines that such protection would be beneficial and cost-effective.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology, content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

Our ability to generate revenues could suffer if the Chinese market for wireless coverage solutions services does not develop as anticipated. The wireless services market in the PRC has evolved rapidly over the last four years, with the introduction of new services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market.

In particular, we currently offer a wide range of wireless coverage solutions services for mobile phones using 2G technologies including GSM/CDMA/PHS/WLAN and are developing wireless coverage solutions for 3G mobile phones. There can be no assurance, however, that any of these 2G or 3G technologies and any services compatible with them will be accepted by consumers or promoted by the mobile operators. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market.

Our ability to compete on a nationwide scale may be impaired due to state-owned competitors. Although we believe our strongest competitors are other privately held Chinese companies, we face direct competition with telecommunications companies which are either state-owned or state-run. In certain circumstances, these state-owned competitors may receive preferential treatment, particularly in the awarding of governmental contracts.

We have limited business insurance coverage. The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related To Doing Business in China

Changes in China’s political or economic situation could harm us and our operational results. Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have this effect are:

•	level of government involvement in the economy;

•	control of foreign exchange;

•	methods of allocating resources;

•	balance of payments position;

•	international trade restrictions; and

•	international conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. The economic reforms in China have been conducted under a tight grip of the Chinese government. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign shareholders, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China and not of the U.S., and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for shareholders to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. China only recently has permitted provincial and local economic autonomy and private economic activities. Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Future inflation in China may inhibit our activity to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. Because almost all of our future revenues may be in the form of RMB, any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside the PRC or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily, the restriction that foreign invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

Cessation of the income tax reduction and exemption for our subsidiaries may have an adverse impact on our net profits. Under Chinese income tax law, a company would ordinarily be subject the PRC state and local income tax rates of 30% and 3%, respectively. However, the law also provides tax exemption or reduction for high-tech businesses and foreign invested enterprises (“FIE”). As a result, some of our subsidiaries are currently enjoying a tax reduction of and/or exemption from state and local income tax. For details, please see the income taxes section of “Management Discussion and Analysis.” If the Chinese government could change its tax law, our revenues and profit could suffer.

A new Chinese law may impact our ability to make acquisitions of Chinese businesses. On August 8, 2006, six PRC regulatory agencies namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission (“SASAC”), the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”), and the State Administration of Foreign Exchange (“SAFE”), jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”), which became effective on September 8, 2006. The New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed after the effective date, for overseas listing purposes, through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The Company intends to make acquisitions of Chinese businesses in the future. There are uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the New M&A Rule and there uncertainties could make it difficult or impossible to make acquisitions of Chinese businesses in the future.

Any recurrence of severe acute respiratory syndrome, (“SARS”), or another widespread public health problem, could adversely affect our business and results of operations. A renewed outbreak of SARS or another widespread public health problem in the PRC, where all of our revenue is derived, and in Beijing where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	Quarantines or closures of some of our offices which would severely disrupt our operations;

•	The sickness or death of our key officers and employees; and

•	A general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, we are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and all of our officers reside outside the United States. We conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our public stockholders may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would stockholders of a corporation doing business entirely within the United States.

Risks Related To Our Shares

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and RMB.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB. For example, to the extent that we need to convert U.S. dollars into RMB for our operational needs and should the RMB appreciate against the U.S. dollar at that time, our financial position and the price of our common stock may be adversely affected. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in the PRC would be reduced.

The market price for our common stock is volatile. The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	Actual or anticipated fluctuations in our quarterly operating results;

•	Announcements of new products and services by us or our competitors;

•	Changes in financial estimates by securities analysts;

•	Changes in the economic performance or market valuations of other companies providing similar products and services;

•	Announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Additions or departures of key personnel;

•	Potential litigation; or

•	Conditions in the mobile phone market.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Stockholders could experience substantial dilution. We may issue additional shares of our capital stock to raise additional cash for working capital. If we issue additional shares of our capital stock, our stockholders will experience dilution in their respective percentage ownership in the company.

We have no present intention to pay dividends. We have never paid dividends or made other cash distributions on our common stock, and do not expect to declare or pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for working capital and to finance current operations and expansion of our business.

A large portion of our common stock is controlled by a small number of stockholders. A large portion of our common stock is held by a small number of stockholders. As of March 27, 2007, our directors and officers collectively owned 40.12% of the company’s outstanding common stock. As a result, these stockholders are able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions including business combinations. In addition, the occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, may affect our stock price and could impair our ability to obtain capital through an offering of equity securities. Furthermore, the current ratios of ownership of our common stock reduce the public float and liquidity of our common stock which can in turn affect the market price of our common stock.

Use of Proceeds

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock covered by this prospectus. We will receive gross proceeds of up to $2,057,874.80 from the exercise of the warrants, if and when they are exercised.

Management’s Discussion and Analysis or Plan of Operation

The following is management’s discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words “believes,” “anticipates,” “may,” “will,” “should,” “expect,” “intend,” “estimate,” “continue,” and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the SEC from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be place on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this prospectus.

Overview

We are a wireless communications coverage solutions provider in the PRC. We principally provide mobile telecommunication coverage solutions to our customers in services network in the PRC.

Our wireless coverage solutions business enhances mobile telecommunication coverage signals and improves the quality of reception for mobile phone users. These solutions are used in a variety of indoor and outdoor environments such as hotels, residential estates, office buildings, airports, exhibition centers, underground stations, highways, tunnels and vast countryside regions.

Our wireless coverage solutions business is comprised of research, development and application of wireless communications technology. In addition to sales of our internally designed wireless communication equipment, including repeaters, antennas and radio frequency accessories, we also provide project design, project management, installation, maintenance and other after-sales services in accordance with our customers’ requirements. Since the establishment of Beijing Telestone in 1997, we have gradually developed business relationships with China Mobile, China Unicom, China Telecom and China Netcom, which currently are our main customers. During 2006, we saw a great improvement in revenue from sales of our products and services to China Mobile and China Telecom. All the while, we improved our business relationships with wireless system equipment vendors within China. After a year of exploration in this field, we have begun to market our business overseas, such as in Vietnam where we secured our first overseas contract. We have also marketed our business in India and Indonesia. Furthermore, we established a representative office in Dallas, Texas in 2006.

In 2006, we completed the research and development of 3G applicable equipments such as WCDMA, CDMA2000 and TD-SCDMA within the 3G system. In anticipation that 3G-licensed Chinese domestic carriers will likely face and wrestle with problems associated with multi-carriers and multi-mobile telecommunication systems, our research and development center has developed a new third generation indoor coverage solution (referred to as “3D”), which utilize fiber technology in the radio frequency signal distribution.

We believe that our efforts in the 3D solution in terms of both marketing and technology will create new sources of revenue in the next few years.

During the fiscal years ended December 31, 2005 and 2006 revenues were $17,410,000 and $21,708,000, respectively. During the fiscal years ended December 31, 2005 and 2006, tour sales to China Mobile were $3,055,000 and $6,505,000, respectively, accounting for 17.55% and 29.97% of our revenue, respectively. During the fiscal years ended December 31, 2005 and 2006, our sales to China Unicom were $8,791,000 and $7,739,000, respectively, accounting for 50.49% and 35.65% of our revenue, respectively. During the fiscal years ended December 31, 2005 and 2006, our sales to China Telecom were $3,416,000 and $5,765,000, respectively, accounting for 19.62% and 26.56% of our revenue, respectively. During the fiscal years ended December 31, 2005 and 2006, our sales to China Netcom were $1,011,000 and $1,457,000, accounting for 5.81% and 6.71% of our revenue, respectively. In 2006, the growth in revenue was attributable to higher levels of investments made by the telecommunications carriers and our ability to seek and exploit greater market opportunities to expand our businesses during this increase in investment in telecommunication infrastructure.

Significant accounting policies and management estimates. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe critical accounting policies as disclosed in our Annual Report on Form 10-KSB for the year ended December 31, 2006 reflect the more significant judgments and estimates used in preparation of our financial statements. We believe there have been no material changes to our critical accounting policies and estimates for the year ended December 31, 2006 compared to those discussed in our Annual Report on Form 10-KSB for the year ended December 31, 2005.

Results of operations. Our operating results are presented on a consolidated basis for the fiscal year ended December 31, 2006, as compared to the fiscal year ended December 31, 2005.

For the years ended December 31, 2006 and 2005, a tabular summary of results of operations is as follows:

	2006		2005		Comparisons
Item	Amount $000	Percentage of revenue (%)	Amount $000	Percentage of revenue (%)	Amount $000%
Revenue	21,708		17,410		4,298	24.69%
Cost & expenses	10,691	49.25%	8,936	51.33%	1,755	19.64%
Gross profit	11,017	50.75%	8,474	48.67%	2,543	30.01%
Sales & marketing	2,917	13.44%	2,806	16.12%	111	3.96%
General & administrative	1,674	7.71%	2,048	11.76%	-374	-18.26%
R & D	605	2.79%	438	2.52%	167	38.13%
D & A	241	1.11%	209	1.20%	32	15.31%
Interest expense	55	0.25%	26	0.15%	29	111.54%
Other income	442	2.04%	784	4.50%	-342	-43.62%
Income before tax	5,967	27.49%	3,731	21.43%	2,236	59.93%
Income tax	1,353	6.23%	0		1,353
Net income	4,614	21.25%	3,731	21.43%	883	23.67%
Cumulative translation reserve	650	2.99%	365	2.10%	285	78.08%
	5,264	24.25%	4,096	23.53%	1,168	28.52%

We derive our revenues primarily from capital expenditures made by the PRC’s telecommunications carriers. Our operating revenues are composed of sales of wireless equipment and service income that includes system integration, engineering income, technical support income, wireless network optimization income and network maintenance income.

Our consolidated net income increased by 23.67% to $4,614,000 for the year ended December 31, 2006, as compared to the prior year period. This increase is attributable to an increase in revenue of 24.69% in fiscal year 2006 as compared to fiscal year 2005. In addition, the Company was fully exempt from income tax in 2004 and 2005, and has 50% reduction on standard tax rate for three years from 2006.

For the year ended December 31, 2006, our net income before income tax increased by 59.93% to $5,967,000, compared to $3,731,000 in 2005.

For the years ended December 31, 2006 and 2005, a tabular summary of our revenue is as follows:

	2006		2005		Increase/Decrease
Revenue	Amount US$000	Percentage of revenue (%)	Amount US$000	Percentage of revenue (%)	Amount US$000	Percentage of revenue (%)
Sales of equipment	16,769	77.25%	12,573	72.22%	4,196	33.37%
Service income	4,939	22.75%	4,837	27.78%	102	2.11%
total	21,708		17,410		4,298	24.69%

Our revenue for the year ended December 31, 2006 was $21,708,000 representing an increase of approximately 24.69% from the previous year. Sales of equipment for the year ended December 31, 2006 were $16,769,000, representing an increase of 33.37% from the previous year. Service income for the year ended December 31, 2006 was $4,939,000, representing an increase of 2.11% from the previous year. The reason for the increased revenue is due to our capturing of greater market opportunities in expanding our businesses, including the increase in revenue from existing customers such as Beijing Mobile, Shanghai Mobile and Guizhou Mobile and the revenue received from our new customer Sichuan Telecom.

	2006		2005		Increase/Decrease
Carriers	USD’000	% of revenue	USD’000	% of revenue	USD’000%
China Mobile	6,505	29.97%	3,055	17.55%	3,450	112.93%
China Unicom	7,739	35.65%	8,791	50.49%	-1,052	-11.97%
China Netcom	1,457	6.71%	1,011	5.81%	446	44.11%
China Telecom	5,765	26.56%	3,416	19.62%	2,349	68.76%
Others	242	1.11%	1,137	6.53%	-895	-78.72%
Total	21,708		17,410		4,298	24.69%

Our revenue generated from China Mobile and China Telecom for the year ended December 31, 2006 increased due to high capital investment and expansion of our business in Beijing, Shanghai, Guizhou, Guangxi Province and other PRC provinces. Our revenue generated from China Netcom for the year ended December 31, 2006 increased due to the growth of business from Hebei Netcom and Neimeng Netcom. The reason for the decrease in revenue generated from China Unicom for the year ended December 31, 2006 is due to our decision to reduce our sales to China Unicom during this period because it carried a high outstanding balance of accounts receivables.

Our revenue generated from China Mobile accounted for 29.97% of our total revenue in 2006, an increase of 112.93% compared to that of last year. Our revenue generated from China Unicom accounted for 35.65% of total revenue in 2006, a decrease of 11.97% compared to that of last year. Our revenue generated from China Netcom accounted for 6.71% of total revenue, an increase of 44.11% compared to that of last year. Our revenue generated from China Telecom accounted for 26.56% of total revenue, an increase of 68.76% compared to that of last year. Sales to agents and system integrators accounted for 1.11% of our total revenue in 2006, a decrease of 78.72% compared to that of last year.

Our revenue generated from sales of indoor coverage solutions accounted for approximately 90.18% of our total revenue compared to 78.36% in 2005. The percentage share of outdoor coverage solutions decreased from 9.18% in 2005 to 4.18% in 2006. Our revenue generated from sales of other coverage solutions accounted for approximately 5.65% of our total revenue in 2006, compared to 12.46% in 2005. The revenue generated from indoor coverage solution increased primarily because we increasingly directed our sales focus toward developing indoor businesses.

	2006		2005		Increase/Decrease
Revenue	USD’000	% of revenue	USD’000	% of revenue	USD’000%
Indoor	19,576	90.18%	13,642	78.36%	5,934	43.50%
Outdoor	907	4.18%	1,598	9.18%	-691	-43.24%
Others	1,225	5.65%	2,170	12.46%	-945	-43.55%
Total	21,708		17,410		4,298	24.69%

Geographically, our solutions marketed and sold in Northern provinces of the PRC (covering cities such as Hebei, Beijing, Tianjin and Xinjiang) accounted for 47.03% of our revenue, or $10,209,000. Southern provinces of the PRC, including Guangdong, Fujian and Guizhou, accounted for 35.10% of our revenue, or $7,621,000. Eastern provinces and cities (such as Shanghai, Jiangsu and Zhejiang) accounted for 17.86% of our revenue, or $3,878,000, for the fiscal year ended December 31, 2006.

	2006		2005		Increase/Decrease
	USD’000	% of revenue	USD’000	% of revenue	USD’000%
North	10,209	47.03%	7,986	45.87%	2,223	27.84%
South	7,621	35.10%	7,557	43.41%	64	0.85%
East	3,878	17.86%	1,867	10.72%	2,011	107.71%
Total	21,708		17,410		4,298	24.69%

The wireless coverage market has become fiercely competitive in the southeast region of the PRC, and our market price and profit margin is experiencing a downturn in those areas. However, the central and western regions of the PRC and rural areas in the east of the PRC are experiencing a stronger demand for wireless coverage. We will seek to take advantage of the opportunities present in these regions. In 2006, our revenue in the north and east areas increased mainly due to business expansions of Beijing Mobile, Neimeng Netcom, Shanghai Mobile and Telecom, Xiamen Telecom and other telecommunications carriers.

During fiscal year 2006, we implemented a development plan to enrich our product mix, strengthen our research and development, provide better services for our customers and enter overseas markets. We believe going forward such campaign will help sustain our current revenue and generate additional revenue.

Gross profit. Our gross profit on sales of equipment and services was $11,017,000, representing an increase of 30.01% as compared to $ 8,474,000 for the previous year.

For the years ended December 31, 2006 and 2005, a tabular summary of the condensed statement of operations is presented below:

	2006		2005		Increase/Decrease
Item	Amount US$000	Percentage of revenue (%)	Amount US$000	Percentage of revenue (%)	Amount US$000	Percentage (%)
Revenue	21,708		17,410		4,298	24.69%
Equipment & service cost	10,691	49.25%	8,936	51.33%	1,755	19.64%
Gross Profit	11,017	50.75%	8,474	48.67%	2,543	30.01%

During this period, our gross profit increased largely as a result of increased expenditures from telecommunications carriers in 2006, which resulted in increased sales.

Gross profit margin. Our gross margin on sales of equipment and services was 50.75% in 2006 compared to 48.67% in 2005. Our gross margin slightly increased in 2006 as compared to the previous year, because we took active measures to keep our gross profit margin from being diluted by pressure of rising cost.

We intend to take the following measures to reduce our costs:

•	Reducing purchasing costs through large scale procurement;
•	Decreasing the use of raw materials through system design optimization;
•	Regularly improving our system integration technologies; and
•	Optimizing our supply chain to in turn receive better terms from suppliers.

The Company hopes to accomplish this by:

•	Equipping a digital control system on assembly machinery;
•	Purchasing advanced equipment to improve installation efficiency;
•	Checking and modifying standard working time based on actual work time and reducing standard working time per piece; and
•	Enhancing installation organization by developing a special team to control costs in advance and/or during the installation process.

Net income. Our consolidated net income increased by 23.67% to $4,614,000 for the year ended December 31, 2006, as compared to the prior year. This increase is attributable to an increase in revenue of 24.69% in 2006 as compared to 2005. The Company was fully exempt from income tax in 2004 and 2005, and has 50% reduction on standard tax rate for three years from 2006. For the year ended December 31, 2006, our net income before income tax increased by 59.93% to $5,967,000, compared to $3,731,000 in 2005.

Equipment and services expenses. Equipment and services expenses were approximately $10,691,000 or 49.25% of revenue for the year ended December 31, 2006, as compared to $8,936,000, or 51.33% of revenue for the year ended December 31, 2005.

Sales and Marketing. Sales and marketing expenses were approximately $2,917,000 or 13.44% of our revenues for the year ended December 31, 2006 and were $2,806,000, or 16.12% of our revenue for the year ended December 31, 2005. The increase in sales and marketing expenses originated from the expense in market development and the building of the new branches and other related fees. During fiscal year 2006, we continuously spent our sales and marketing efforts in entering into overseas markets, such as Vietnam, Indonesia and India. We believe these investment efforts will improve our Company’s profitability in the long run.

General and Administrative and Research and Development. General and administrative expenses were $1,674,000 or 7.71% of our revenue for the year ended December 31, 2006, as compared to $2,048,000, or 11.76% of revenue in the prior year. The major reasons for the decrease in general and administrative expenses were due to our efforts to optimize the structure of the Company, improve working efficiency and reduction on daily expenses.

Research and development expenses were $605,000, or 2.79% of revenues for the year ended December 31, 2006, as compared to $438,000, or 2.52% of revenues in the prior year. The main reason for this increase is that in fiscal year 2006 we put more investment in research and development to maintain our competitive edge. For both fiscal years 2006 and 2005, our depreciation and amortization expenses kept steadily at a level within 1.00% to 1.20% of revenue.

Liquidity and Capital Resources

We generally finance our operations from cash flow generated internally and bank loans. As of December 31, 2006, we had current assets of $40,302,000. Current assets comprised inventories of $5,048,000, accounts receivable of $29,777,000, prepayments, deposits and other receivables of $2,097,000, and cash and cash equivalents of $3,380,000. Current liabilities comprised accounts payable of $6,314,000, tax payables of $2,571,000, short-term loan 1,279,000 and other payables and accruals of $6,689,000.

Our net cash outflow from operating activities was $2,939,000 for the year ended December 31, 2006. At December 31, 2006, cash and cash equivalents were $3,380,000. Current assets were $40,302,000, reflecting a current ratio of 2.39:1.

We anticipate that our working capital resources are adequate to fund anticipated costs and expenses for the year ending December 31, 2007.

Our trading terms with our customers are mainly on credit. The credit period is generally for a period of less than one year. The accounts receivable turnover period for the year ended December 31, 2006 was 464 days compared to 488 days for the year ended December 31, 2005. Inventory turnover period for the year ended December 31, 2006 was 168 days, compared to 98 days in 2005.

As of December 31, 2006, our cash and bank balances were mainly denominated in RMB and United States dollars while our bank borrowings were mainly denominated in RMB. Our revenue and expenses, assets and liabilities are mainly denominated in RMB and United States dollars. Recently, the exchange rate fluctuations in the PRC have led to an appreciation of currency. This may result in certain exchange risks.

Capital structure and solvency. We have from cash flows cash and cash equivalents in the amount of $3,380,000 for the period ended December 31, 2006. Although we have net current assets as of the balance sheet date, the long turnover period of accounts receivables caused cash flow pressure, particularly as we also attempted to expand our R&D activities. Management is exploring other resources for funding our current operations and future development, which include raising capital and applying for additional banking facilities.

On February 23, 2007, we completed a Securities Purchase Agreement with certain institutional and other accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, pursuant to which we sold in a private placement an aggregate of 669,444 shares of our common stock and warrants to purchase an aggregate of 133,889 shares of our common stock (the “Investor Warrants”).  The price paid for the common stock was $9.00 per share. The Investor Warrants are exercisable for a period of four years, beginning six months after the date of issuance, at an exercise price of $11.60 per share.  The exercise price for the Investor Warrants is subject to an adjustment upon certain issuances by the Company of its common stock below the price per share paid by the investors; provided, however, that the exercise price may not be adjusted below $10.10 per share. In addition, we issued our placement agent in connection with private placement a warrant (the “Agent Warrant”) to purchase 43,514 shares of our common stock. The Agent Warrant is on the same terms as the Investor Warrants.

As of December 31, 2006, our total assets were $41,123,000 and our total liabilities were $16,853,000, reflecting a gearing ratio of 40.98%. Our gearing ratio, calculated as total debts (including short-term bank loans and finance lease payables) over total assets, was 40.98% and 43.16% as of December 31, 2006 and 2005, respectively.

Asset utilization and efficiency. As of December 31, 2006, our total assets were $41,123,000 and our operating revenue was $21,708,000, reflecting a total asset turnover of 52.79%.

Accounts Receivable

	As of December 31,
	2006 US$’000	2005 US$’000
Completed contracts	31,568	24,139
Retentions	1,132	931
Sub-Total	32,700	25,070
Allowance for doubtful accounts	2,923	2,540
Total	29,777	22,530

As of December 31, 2006, our accounts receivables were $29,777,000 as compared to $22,530,000 for the previous year. Our accounts receivables for the year ended December 31, 2006 as compared to the year ended December 31, 2005 are summarized as follows:

Accounts receivables are stated at the amount billed to customers. We recognize an allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. Of the retentions balance as of December 31, 2006 and 2005, approximately $350,000 and $774,000, respectively, are expected to be collected after one year.

The increase in our accounts receivable for the year ended December 31, 2006 is primarily the result of the decision of most PRC-based mobile operators to no longer prepay a percentage of contracted solutions, but instead to do business on credit. The credit period is generally for a period of six to nine months. Accounts receivable are stated at the amount billed to customers.  Accounts receivables are presented net of an allowance for doubtful accounts. Our estimate of allowance for doubtful account is based on a variety of factors, including historical collection experiences, existing economic conditions and a review of the current status of the receivable.  As of December 31, 2006 and 2005, allowance for doubtful accounts were $2,923,000 and $2,540,000 respectively. Other receivables are presented net of allowance for doubtful accounts as of December 31, 2006 and 2005.

We have made attempts to adequately address accounts receivable turn-over problems and have made efforts to shorten the collection period.

In 2006, the collection of account receivables amounted to $18,607,000, which exceeded the amount in 2005. The Company took practical measures to collect the account receivables from certain China Unicom branches, including Tianjin Unicom, Guangdong Unicom and Xinjiang Unicom, and made progress with respect to Yunnan Telecom and Shanghai Mobile.

We paid particular attention to lowering the turnover period of our accounts receivable balances and have taken the following measures:

(1) The provincial branch managers and the headquarters district managers are in charge of the collection of the account receivables, which form an important element of their performance evaluation.

(2) We will keep in touch with the management and the key department (such as the financial department and the planning department) of the carriers in headquarters as well as the provincial branches to monitor the collection of the account receivables.

(3) Our business strategy is to encourage sales to China Mobile, China Telecom, China Netcom and certain provincial branches of China Unicom who have good payment records such as Shandong Unicom, Tianjin Unicom, and Beijing Unicom. We believe these measures will optimize the structure of our account receivables and minimize our financial risks in the future.

Our Company controlled the amount of sales towards China Unicom from the business strategy point of view in the past year. We plan to enlarge our sales to China Mobile, China Telecom and China Netcom.

Contingent Liabilities. We recognize our revenue upon the completion of contracts and have made full tax provision in accordance with relevant national and local laws and regulations of the PRC. A contract is considered completed upon completion of all essential contract work and when installation has been accepted by the customer. It is the common practice in the PRC that invoices are not issued to customers until payments are received. We follow the practice of reporting our revenue for PRC tax purposes when invoices are issued. All unbilled revenue will become taxable when invoices are issued. For PRC tax reporting purposes, we recognize revenue on an “invoice basis” instead of when goods are delivered and services are rendered. This is not in strict compliance with the relevant laws and regulations. Accordingly, despite the fact that we have made full tax provision in the financial statements, we may be subject to a penalty for the deferred reporting of tax obligations. The exact amount of any penalty cannot be estimated with any reasonable degree of certainty. The Board of Directors considers it is unlikely that the tax penalty will be imposed.

Remuneration Policies. We offer competitive remuneration schemes to our employees based on industry practices as well as the employees and our performance.

Our Business

 Corporate History

We were organized under the laws of the State of Colorado in February 1987 under the name Shield Enterprises, Inc.

On January 3, 2002, we entered into an exchange agreement with EliteAgents Mortgage Services, Inc. (formerly Elite Agents, Inc.) (“Elite”), a licensed mortgage banker. As a result of the exchange, Elite became our wholly-owned subsidiary, and we had 80,000,000 shares of common stock outstanding, of which 72,000,000 shares were owned by the former stockholders of Elite and 8,000,000 shares were owned by our existing stockholders. Elite continued its mortgage banking activities and other financial services subsequent to the exchange. In addition, effective May 8, 2002, we formed a wholly-owned subsidiary, Elite Agents Leasing Services, Inc. (“Leasing”), for the purpose of establishing equipment financing and leasing operations.

On September 26, 2003, we and Elite (the “Debtors”) each filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Jersey (the “Court”) (Case Nos. 03-41805 and 03-41806). The two voluntary petitions of the Debtors were consolidated for administrative purposes only on October 20, 2003. On December 30, 2003, the Bankruptcy Court authorized the Debtors to sell substantially all of their assets.

On March 24, 2004, the Court authorized the Debtors to sell both designation rights for a plan of reorganization and 25 million common shares, which were nondilutable under any capitalization, to Focus Tech Investments, Inc. or its designee (“Focus”) for a purchase price of $65,000.00. In addition, 14 creditors agreed to advance an aggregate of $50,000.00, as a non-recourse claim, under the terms of convertible promissory notes (“Notes”) pursuant to Section 1145 of the Bankruptcy Code, to the Debtors, to fund fees and expenses of the Debtors’ and related committee’s professionals for a plan of reorganization. The Notes were convertible into a total of 4,000,000 common shares and 1,000,000 warrants issued pursuant to Section 1145 of the Bankruptcy Code. The transaction was exempt from the registration requirements of Section 5 of the Securities Act of 1933 as well as state and local law statutes requiring registration for an offer or sale of a security.

On August 10, 2004, the Court approved the Plan and entered the order entitled “Order Approving Disclosure Statement and Confirming First Amended Plan of Liquidation and Authorizing and Directing Certain Actions In Connection Therewith” (the “Order”). Pursuant to the Plan, all prior operational assets were liquidated and the proceeds were paid, per the approved claim schedule, to creditors and for the administration of the estate. Pursuant to the Plan, all of the property of the Debtor’s estate vested in the Plan Trustee, free and clear of all claims, liens, encumbrances, charges or other interests, and all executory contracts and unexpired leases were rejected. The Court also placed an injunction against all entities that may have held, currently hold, or may hold a debt, claim or other liability or interest against the Debtors, dischargeable upon confirmation of the Plan, and permanently enjoined any action on account of such debt, claim, liability, interest or right. The Court further terminated all claims arising or related to stock, stock options, stock plans for employees, officers and directors, warrants and convertible provisions within the debt instruments by creditors. The Court ordered that our common stock be diluted by a reverse stock split of our issued and outstanding common shares. Under the Order, each share of our common stock issued and outstanding was reclassified on a one (1) for 822 basis at a $0.001 par value.

The Court then ordered:

•	that we reincorporate and redomicile from the State of Colorado to the State of Delaware;

•	that the name of the Company be changed to Telestone Technologies Corporation;

•
that the Company’s board of directors be authorized under the Plan to issue common stock pursuant to an exchange agreement at the time of closing or in escrow, in which effective control or majority ownership of the Company is given to the acquired or acquiring business entity without the need of stockholder approval; and

•
that the Board of Directors be authorized to amend the Company’s By-Laws and amend the Company’s fiscal year to a date established and set forth in an exchange agreement without the need of stockholder approval.

Pursuant to the Order, we reincorporated in the State of Delaware under the name Telestone Technologies Corporation on August 13, 2004 by filing a Certificate of Incorporation with the State of Delaware. We are now authorized to issue a total of 110,000,000 shares with 100,000,000 being shares of common stock with a par value of $0.001, and 10,000,000 being shares of preferred stock with a par value of $0.001.

Pursuant to the Order, we approved the reverse stock split of issued and outstanding common shares. Under the Order, our issued and outstanding common stock was reclassified on a one (1) for 822 basis at a par value of $0.001. A Certificate of Amendment was filed with the Delaware Secretary of State on August 17, 2004.

On August 23, 2004, we completed a share exchange transaction with the stockholders of Success Million International Limited, a company incorporated under the laws of Hong Kong (“SMI”). The share exchange was consummated under Delaware law and pursuant to the terms of that certain Securities Exchange Agreement, dated effective as of August 23, 2004 (the “Exchange Agreement”).

Pursuant to the Exchange Agreement, we issued 4.1 million shares of our common stock to the stockholders of SMI, representing approximately 97.6% of our issued and outstanding common stock, immediately upon the consummation of the exchange transaction, in exchange for 100% of the outstanding capital stock of SMI. Immediately after giving effect to the exchange, we had 4,199,917 shares of common stock outstanding. Pursuant to the exchange, SMI became our wholly-owned subsidiary. For accounting purposes, the exchange is treated as a reverse acquisition, as the stockholders of SMI own a majority of the issued and outstanding shares of our common stock. Due to the issuance of the 4.1 million shares of our common stock, a change in control occurred on August 23, 2004, the date of the consummation of the exchange. We now carry on the business of SMI’s wholly-owned subsidiary, Beijing Telestone Technologies Co., Ltd. (“Beijing Telestone”).

On June 17, 2005, Beijing Telestone established Beijing Telestone Wireless Telecommunication Company Limited (“BTWTC”) in Beijing, the People’s Republic of China (the “PRC”) with an operating period of 20 years through the efforts of Mr. Han Daqing and Mr. Luo Zhengbin, both who are officers and directors of the Company. The registered capital of BTWTC amounts to RMB10 million (approximately US$1.2 million). BTWTC was established to engage in the business of wireless telecommunication networking and system integration

Our executive offices are those of Beijing Telestone Technologies Co., Ltd. and are located at Floor 6, Saiou Plaza, No. 5 Haiyang Road, Fengtai Technology Park, Beijing China 100070. Our telephone number is 86-10-83670505.

Current Business Operations

Our present activities as set out below were primarily the business of Beijing Telestone. Beijing Telestone was initially established as a Chinese limited liability company in the PRC in October 1997. In March of 2004, Beijing Telestone became a wholly-owned subsidiary of SMI. Business within the PRC is conducted through Beijing Telestone and SMI.

In the previous year, we were a wireless communications coverage solutions provider solely to the Chinese market, and in 2006 we expanded our marketing efforts to cover Vietnam, Indonesia, Malaysia, Thailand, and India. On September 20, 2006, the Company secured its first contract with Vinaphone of Vietnam, currently the largest mobile carrier in Vietnam. This successful contract award indicates that both our products and technologies have been well recognized overseas, and we believe this successful contract award has established a strong foundation in securing future selected businesses in the untapped Vietnamese telecommunication market. We administer our integrated wireless coverage solutions via our international service and sales networks to our various national and international customers. Furthermore, the Company established a representative office in Dallas, Texas in 2006.

The wireless coverage solutions include research and development and application of wireless communications technology. In addition to our homegrown wireless communications equipment which includes repeaters, antennas and radio frequency peripherals, we also offer project design, project management, installation, maintenance and other after-sales services which are required by our customers. Our wireless coverage solutions are created to further enhance the coverage of mobile telecommunications networks; this is done so as to improve the quality of reception for mobile phone users. These solutions we provide to the telecommunications industry cover indoor and outdoor environments, including hotels, residential estates, office buildings, airports, exhibition centers, underground stations, highways and tunnels. In 2006, having successfully completed commercial trials and deployment of 3D solution (third generation indoor coverage solution researched and developed by the Company), the Company expanded its services to telecommunication technologies markets, including the 3D solution, which utilizes fiber technology in the radio frequency signal distribution to transmit high speed data signals, and the PHS system optimization solution, which transitioned to network optimization phase from network maintenance phase, to address four major issues of wireless network; namely, network coverage, network planning, network capacity and network disturbance. The Company’s TD-SCDMA repeater application solutions possess several advantages: flexible network grouping, low construction cost, convenient and fast equipment installation and removal. It can be applied to signal coverage of blind spots such as signal blocked areas, tunnels and temporary meeting rooms. Since a TD-SCDMA systems works in 2GHz frequency bands, it has weak penetrability compared with 800MHz and 900MHz frequency band 2G networks. This weak penetrability creates many blind signal spots. Our TD-SCDMA repeaters can be used to cover these blind signal spots. The Company anticipates our TD-SCDMA repeater application solutions will be in demand because TD-SCDMA networks will likely be deployed in the PRC.

Since the establishment of Beijing Telestone in 1997, we have developed business relationships with both China Mobile Communications Corporation (“China Mobile”) and China Unicom Limited (“China Unicom”), along with two PRC-based telecom carriers, China Netcom and China Telecom. China Unicom was the main customer of Telestone in 2005, and this business association accounted for approximately 50.49% of total sales. In 2006, Telestone’s main customers were China Unicom, China Mobile and China Telecom. In 2006, the total sales amount generated from China Unicom, China Mobile and China Telecom was roughly 35.65%, 29.97% and 26.56%, respectively. The accounts receivable cycle with China Unicom was long overdue, and this factored into the Company’ s decision to shift its sales efforts from China Unicom to China Mobile and China Telecom. During 2006, our revenue from China Mobile and China Telecom increased by 112.93% and 68.76%, respectively, compared to 2005. During 2006, Telestone began providing new network service to China Railcom as well as providing ODM (Original Development Manufacture) service to Nortel and Erickson. In addition, we entered into business cooperation arrangements with ZTE and Huawei.

Revenues Generated in 2004, 2005 and 2006

	2004		2005		2006
Carriers	USD’000	% of revenue	USD’000	% of revenue	USD’000	% of revenue
China Mobile	3,357	16.84%	3,055	17.55%	6,505	29.97%
China Unicom	14,230	71.38%	8,791	50.49%	7,739	35.65%
China Netcom	324	1.63%	1,011	5.81%	1,457	6.71%
China Telecom	1,770	8.88%	3,416	19.62%	5,765	26.56%
Others	254	1.27%	1,137	6.53%	242	1.11%
Total	19,935		17,410		21,708

Our business priority is committed to the research and development of wireless communication related technology. Over 90% of our technology is developed in-house at our research and development center. We employ a highly trained and professional staff of engineers, and our scientists concentrate on invention and further advances in wireless communication technology. Since its introduction, our 3D solution as a new innovative product has received high recognition in the telecommunications industry and has won commendations and praise from several telecommunications carriers.

Our research and development technology is licensed to a third party production center, owned by Shijiazhuang Spectrum Digital Communication Co., Ltd., which is located near our in-house research and development center. We are parties to a Memorandum of Cooperation with Shijiazhuang Spectrum Digital Communication Co., Ltd, which governs the relationship between us. The production center manufactures our products, per our research and development specifications, for resale and delivery by us to our customers.

We have offices in 26 provinces across the PRC offering sales, project survey, design, project management, installation and maintenance services. We believe that this intensive sales and service strategy enriches our capability to increase our existing customers base in the PRC and empower us to provide timely response to customers’ inquires as well as technical and maintenance service upon our customer request. Our sales efforts are not focused in or dependent upon any particular regions or provinces of the PRC in terms of a material portion of the Company’s profit.

Our Business Strategies

We intend to strengthen our profitability and market position by further enhancing our ability to offer integrated wireless coverage solutions tailored to our customers’ requirements in a timely, flexible and cost efficient manner at competitive prices.

We believe that the key growth driver for our business is PRC mobile operators’ continuous demand for network construction, upgrading and optimization. In view of the growing number of mobile subscribers in the PRC, the PRC government’s policy of developing the southwestern and northwestern regions of the PRC, and the emergence of 3G in the PRC, we believe that we will benefit from a further expansion of our business relationships with China Mobile and China Telecom by increasing our market share in provinces we currently serve, while establishing our presence in other provinces in the PRC. We currently maintain a national license from the PRC Ministry of Information Industry, which grants us access to the nationwide telecommunications systems integration industry.

During 2006, there have been many exciting developments within the telecommunication industry of the PRC and we believe we have put ourselves in a position that enables us to make use of the necessary components needed to implement 3G technology in preparation for the advent of such technology. We have done this to enable us to provide 3G technology solutions to our existing customers, and we believe this helps us maintain our relationship with the Chinese mobile industry providers. Further, the Company has made progress in overseas markets. We secured our first contract with Vinaphone of Vietnam in 2006. Although the initial contract with Vinaphone was small in terms of dollar amount, this contract award is significant because it highlights recognition of our technology in overseas markets. The wireless network infrastructure in Vietnam is currently under the initial stage of construction, and both indoor and outdoor wireless coverage are expected to grow. This presents us with many good opportunities to exploit and expand our new businesses.

Improvement of research and development is something we strive to attain, as we believe this to be one of the most important factors in the evolution and continue successful of our Company. The advent of 3G technologies is something we have focused on in 2006. We have done this to help put us at the forefront of this new industry segment. In the third quarter of 2006, we successfully completed fourteen (14) 3G trials. These 3G trials were completed and accomplished with the use of the Company’s new 3G solution, “3D,” which received high recognition from several telecommunications carriers.

Our Competitive Advantages

The telecommunication coverage services within the PRC is an extremely competitive business. We always keep this in mind, so that we can maintain a competitive edge to help us stay one step ahead of the competition.

We maintain our competitive edge by initiating the following:

•	Enforcement of mandatory quality control systems;

•	Constantly updating of our research and development methods and facilities;

•	The flexibility of our research and development center helps us satisfy specific needs of our customers;

•	The relationships we keep with China Unicom, China Mobile, China Telecom and China Netcom;

•	Our collective knowledge understanding and experiences within the field of telecommunications;

•	The continuous upgrading of employees education administered through internal education programmers; and

•	Increasing our research and development efforts to develop superior and proprietary technologies - our 3D solution is the first in China.

Description of Products & Services

We design and sell to our customers electronic equipment used to provide wireless communications coverage. Many of these types of equipment are highly specialized active microwave components designed to meet the needs of our customers, including repeaters, trunk amplifiers and tower-tip amplifiers for CDMA, GSM and 3G applications. We also provide our customers with passive components, including filters, antennae and various types of wireless coverage accessories.

In addition to designing and selling our products, we also provide systems integration services for our customers. The primary systems integration services provided to our customers are project design and engineering, specifically, the development and design of indoor (living quarters, hospital systems, and hotels) and outdoor (expressways, railways and blind areas) wireless signal complementary coverage solutions and its applied products. This includes the design of the required equipment, implementation, project quality evaluation as well as after-sale maintenance and optimization.

Research & Development

We maintain a research and development center where the majority of our products are designed by our highly trained and qualified staff of engineers and scientists. Our research and development center is equipped with the latest equipment and testing facilities which give our research and development personnel the tools they require to make significant advances into wireless coverage technologies. The center comprises several professional research departments including Wire-less Device Department, Active Parts Department, Antenna & Passive Products Department, Computer Application Department, and Mechanical Structure Department. The center operates relatively in an independent manner not only to insure professional performance of a module, but also to achieve the best implementation of the complete system in terms of both structure and reliability. We seek to remain at the forefront of current and future technologies, paying close attention on a constant basis to evolving development trends in the domestic and international technologies. Our R&D capacity is recognized and affirmed by the PRC government and has won accolades such as Project Certificate of National-level Torch Program and Project Certificate of Nation-level Spark Program. In addition, a number of our products and systems, several of which have been patented or are patent pending, have been awarded various science and technology honors by PRC provincial and municipal governments. Currently, our research and development center is focused on designing new products to meet the expected increased demand for 3G wireless products in the PRC.

Competition

Our main domestic competitors are Guangdong Comba, Wuhan Hongxin and China GrenTech.

•	Guangdong Comba is one of the first Chinese domestic telecom manufacturers. The company is listed on the Hong Kong Stock Exchange under the stock symbol: 2342.HK.

•	China GrenTech, formerly Powercom Holdings Limited, was founded in 1999 and is based in Shenzhen. It is listed on Nasdaq National Market under the symbol GRRF.

•
Wuhan Hongxin, originally a state-owned enterprise under the management of Wuhan Post & Telecom Academy, has a strong technical background and sales network. Wuhan Hongxin is a large company with a diverse group of products outside of the wireless coverage sector.

Some international competitors are Powerwave Technologies and Andrew Corporation. Those overseas competitors are not a key threat to Telestone because they have no competitive advantage with respect to product costs and they are not accustomed to the marketplace of the PRC.

•
Powerwave Technologies, Inc. is a global provider of end-to-end wireless infrastructure solutions for use in wireless communications networks. They offer OEMs (Original Equipment Manufacture), operators and network providers in the wireless communications industry a portfolio of Antenna Systems, Base Station Systems and Coverage Systems.

•
Andrew Corporation is a global designer, manufacturer, and supplier of communications equipment, services and systems. Andrew products and expertise are found in communications systems throughout the world, including wireless and distributed communications, land mobile radio, cellular and personal communications, broadcast, radar and navigation.

Compared to our competitors, we believe Telestone enjoys superior technologies, better management of projects and a good and stable management team.

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to our operations in the PRC. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws.

The telecommunications industry, including certain wireless coverage solution provider services, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Information Industries, and other relevant government authorities cover many aspects of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal regulations governing the telecommunications services business in the PRC include:

•
Telecommunications Regulations (2000), (the “Telecom Regulations”). The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial operator of such services to obtain an operating license, including telecommunication information services, online data processing and translation processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

•
Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), (the “FI Telecom Regulations”). The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise.

•
Foreign Exchange Controls. The principal regulations governing foreign exchange in the PRC are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), (“the Foreign Exchange Regulations”). Under the Foreign Exchange Regulations, Renminbi (“RMB”) is freely convertible into foreign currency for current account items, including the distribution of dividends. Conversion of RMB for capital account items, such as direct investment, loans and security investment, however, is still subject to the approval of the State Administration of Foreign Exchange (“SAFE”). Under the Foreign Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items. In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Intellectual Property and Proprietary Rights

We rely primarily on a combination of copyright laws and contractual restrictions to establish and protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

While we actively take steps to protect our proprietary rights, including obtaining patent protection where applicable, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in the PRC where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

We have registered our corporate logo as a trademark with the Trademark Office of the PRC. The corporate logo depicts our name in English as well as Mandarin Chinese. China’s trademark law utilizes a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in the PRC. We may not be able to successfully defend or claim any legal rights in any trademarks for which we apply in the future.

Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

Management

Set forth below is certain information concerning each of the directors and executive officers of the Company as of April 24, 2007:

Name	Age	Position Held
Han Daqing	42	Director, President & CEO, Chairman of the Board
Liu Dongping	37	Chief Financial Officer
Luo Zhengbin	66	Director, Chief Technology Officer
Wang Jianjun	35	Vice President
Xu Yunxiao(1)(2)(3)	37	Director
Zhao Peng(2)(3)	42	Director
Zhu Lian(1)	50	Director
Chen Xuefeng(1)(3)	44	Director
Zhang Xingang(2)	43	Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominations and Corporate Governance Committee

Han Daqing has served as President, Chairman of our Board of Directors and a member of our Board of Directors since August 23, 2004. Mr. Han has served as a member of the Board of Directors of Telestone since its inception in October, 1997 and as Chief Executive Officer since January, 2002. Prior to assuming his Chief Executive Officer duties with Telestone, from 1996 to 2002, Mr. Han was the Chief Representative of the Beijing Office of Allgon Systems AB, an international telecommunications conglomerate. Mr. Han holds a Bachelors degree in Computer Engineering and a Masters degree in Digital Communication Engineering, both from the Xidian University of Electronic Science & Technology. In addition, Mr. Han holds a Masters of Business Administration from CITY University.

Liu Dongping has served as Chief Financial Officer since August 23, 2004. Prior to assuming his Chief Financial Officer duties with us, from 2001 to 2003, Mr. Liu was the Director of the Guarantee Service Department, the Manager of the Risk Control Department and a Project Manager for Shenzhen Qixin Credit Guarantee Co., Ltd. From 1998 to 2001, Mr. Liu was the Manager of the Financial Department of Shenzhen 3-Nine Auto Development Co., Ltd. Mr. Liu studied Auditing at the Economics School of Wuhan University.

Luo Zhengbin has served as Chief Technology Officer and as a member of our Board of Directors since August 23, 2004. Mr. Luo has served as Vice President and Chief Technology Officer of our wholly owned subsidiary, Telestone, since April 2001. Prior to accepting his position with Telestone, from 1994 to 2001, Mr. Luo held various positions, including Deputy General Manager of Gold Cell Communications Co., Ltd. Mr. Luo studied Wireless Physics at Peking University.

Wang Jianjun has served as Vice President since November of 2001. Prior to assuming his Vice President duties with Telestone, from 1997 to 2001, Mr. Wang was a Technology Representative for LPG Allgon Co. in its Beijing Office. Mr. Wang holds a Bachelors degree in Communication Engineering and a Masters degree in Communication and Electronic Systems, both from Xidian University of Electronic Science & Technology.

Xu Yunxiao has served as a member of our Board of Directors since August 23, 2004. Mr. Xu is President and Co-Founder of Canada Poly-Tech Consulting Inc., a Canadian engineering and business consulting company. From 2001 to 2003, Mr. Xu served as Chief Technology Officer for Wi-Comm United Communications Inc. From 2000 to 2001, Mr. Xu was a Technical Leader for Wi-Lan, Inc. From 1998 to 2000, Mr. Xu work as a Principal RF Systems Engineer for Harris Corporation. Mr. Xu holds a Bachelors degree from Peking University, a Masters degree in Engineering from CTI of Ministry of Electronics Industry (China) and an MBA from Haskayne School of Business, University of Calgary.

Zhao Peng has served as a member of our Board of Directors since August 23, 2004. Mr. Zhao is the Chief Inspector for Shanghai DB-Tel Corporation, a Chinese wireless phone equipment distributor. From 2002-2003, Mr. Zhao was the General Manager of Shanghai Zopow Communications Co., Ltd. From 2000-2002, Mr. Zhao was the Deputy General Manager of China Digital Co., Ltd. Mr. Zhao has studied Radio Technology Manufacturing at the Tianjin Radio Technology School, Automation Control at Hebei Mechanical & Electronics College, International Trade at Hebei Finance College, Japanese language at Fukuda Culture College and completed an MBA program at JOSAI International University.

Zhu Lian has served as a member of our Board of Directors since August 23, 2004. Mr. Zhu is a director and the Deputy General Manager of Tianjin-Golik-The First Steel Wire Rope Co., Ltd., where he is responsible for finance and accounting functions. Prior to taking that position, Mr. Zhu was the Chief Financial Officer of various large public companies including Sparkice E-Commerce Ltd. (2001-2002); Beijing Sanitary Ware, Ltd. (2000-2001); and Eagle Brand Holding Ltd. (2000). Mr. Zhu holds a Bachelors degree in Mechanics and a Masters degree in Mechanics from Tsing Hua University. In addition, Mr. Zhu holds a Masters of Business Administration from the University of Illinois-Chicago and a Masters Degree in Accounting from the University of Illinois-Chicago.

Chen Xuefeng has served as a member of our Board of Directors since December 15, 2004. Mr. Chen graduated from Xi’an Electric Science University, Computer Science Division. After graduation, Mr. Chen joined Shanxi Business Administration University as an assistant professor. In 1992, Mr. Chen founded XI’an Sun Technologies Development Co. Ltd. and has served as a director of that company since its inception. Under his supervision and direction, Xi’an Sun Technologies Development Co., Ltd. has added six more computer parts and components chain stores. Mr. Chen is responsible for the development of marketing strategies and the establishment of sales networks. Mr. Chen has experience in retail, marketing, sales strategies planning and new product development.

Zhang Xingang has served as a member of our Board of Directors since December 15, 2004. Currently, Mr. Zhang is the General Manager and Director of Guangzhou Guangcheng Digital Technology Co., Ltd. Prior to assuming his current position, Mr. Zhang was General Manager, director of Shenzhen Jiangyou Communication Equipments Inc. During his career, Mr. Zhang was also head of marketing and general management of Shenzhen Sangda Telecommunication Co., Ltd. Mr. Zhang graduated with a Bachelors degree in Electric Countermine from Electric Engineering Division of Northwest Electronic Engineering University.

Each of the directors named above will serve until our next Annual Meeting of Stockholders or until their successors are duly elected and has qualified. Directors will be elected for one-year terms at the Annual Meeting of Stockholders. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current directors to our Board of Directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of our affairs.

There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Meetings and Certain Committees of the Board

The Board of Directors held two meetings during the fiscal year ended December 31, 2006. All current directors attended at least 75% of the meetings of the Board of Directors and Board Committees of which they are members. We have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee is currently comprised of Zhu Lian, Chen Xuefeng and Xu Yunxiao, each of whom are “independent” as defined by the Marketplace Rules of the Nasdaq Stock Market, which is the independence standard that we have chosen to report under. Zhu Lian is the designated “financial expert” as defined by SEC rules implementing Rule 407 of the Sarbanes-Oxley Act of 2002. The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of any registered public accounting firm employed by the Company (including resolution of disagreements between management and the accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or other services. Any such registered public accounting firm must report directly to the Audit Committee. The Audit Committee has the ultimate authority and responsibility to evaluate and, where appropriate, replace the registered public accounting firm. The Audit Committee met once during the fiscal year ended December 31, 2006.

Compensation Committee. The Compensation Committee is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The members of the Compensation Committee are Zhang Xingang, Zhao Peng and Xu Yunxiao, all of whom are “independent” directors as defined by the Nasdaq Stock Exchange listing standards. The Compensation Committee held one meeting during the year ended December 31, 2006.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for preparing a list of candidates to fill the expiring terms of directors serving on our Board of Directors. The committee submits the list of candidates to the Board of Directors who determines which candidates will be nominated to serve on the Board of Directors. The names of nominees are then submitted for election at our Annual Meeting of Stockholders. The committee also submits to the entire Board of Directors, a list of nominees to fill any interim vacancies on the Board of Directors resulting from the departure of a member of the Board of Directors for any reason prior to the expiration of his term. In recommending nominees to the Board of Directors, the committee keeps in mind the functions of this body. The committee considers various criteria, including the ability of the individual to meet the Nasdaq Stock Market “independence” requirements, general business experience, general financial experience, knowledge of the Company’s industry (including past industry experience), education, and demonstrated character and judgment. The committee will consider director nominees recommended by a stockholder if the stockholder mails timely notice to the Secretary of the Company at its principal offices, which notice includes (i) the name, age and business address of such nominee, (ii) the principal occupation of such nominee, (iii) a brief statement as to such nominee’s qualifications, (iv) a statement that such nominee consents to his or her nomination and will serve as a director if elected, (v) whether such nominee meets the definition of an “independent” director under the rules of the Nasdaq Stock Market listing standards and (vi) the name, address, class and number of shares of capital stock of the Company held by the nominating stockholder. Any person nominated by a stockholder for election to the Board of Directors will be evaluated based on the same criteria as all other nominees. The committee also oversees our adherence to our corporate governance standards. The members of the committee are Xu Yunxiao, Chen Xuefeng, and Zhao Peng. The committee met once during the fiscal year ended December 31, 2006.
Compensation of Directors

Our non-executive directors were separately compensated for their services during the year ended December 31, 2006. Each director was paid an annual retainer of $5,000. An additional $5,000 was paid to one director who is also the chairman of the Audit Committee.

Limitation of Liability of Directors and Indemnification of Directors and Officers

Our Certificate of Incorporation provides that we will indemnify any officer or director, or former officer or director, to the fullest extent permitted by law. Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our company. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification.

Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of our Company:

1) Was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

2) Was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3) Was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4) Was found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Compensation

We had no officers or directors whose total annual salary and bonus during each of 2006 and 2005 exceeded $100,000. Mr. Han, our Chief Executive Officer and Principal Executive Officer, earned a salary and bonus of $50,000 and $30,000, respectively, during the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2005, Mr. Han earned a salary and bonus of $50,000 and $30,000, respectively.

Our Compensation Committee comprises three members and is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The members of our Compensation Committee are Zhang Xingang, Zhao Peng and Xu Yunxiao, all of whom are “independent” directors. Our Compensation Committee held one meeting during the year ended December 31, 2006.

Summary Compensation Table

Name and Principal Underlying Positions	Year	Salary	Bonus	Option Awards	Stock Awards	All Other Compensation	Total
Han Daqing - President & CEO	2006	$50,000	$30,000	—	—	—	$80,000
	2005	$50,000	$30,000				$80,000
Liu Dongping - Chief Financial Officer	2006	$25,000	$10,000	—		—	$35,000
	2005	$25,000	$10,000				$35,000
Luo Zhengbin - Chief Technology Officer	2006	$36,000	$14,000	—	—	—	$50,000
	2005	$36,000	$14,000				$50,000
Wang Jianjun - Vice President	2006	$30,000	$10,000	—	—	—	$40,000
	2005	$30,000	$10,000				$40,000

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2006, there were no outstanding equity awards to the named executive officers requiring tabular disclosure under this Item 7.

On June 27, 2005, a Stock Option Plan (the “Plan”) was approved at our 2005 Annual Meeting of Stockholders. The purpose of the Plan is to promote the growth and general prosperity of the Company by permitting the Company to grant options to purchase common stock and restricted stock of the Company to key employees, non-employee directors, and advisors. The Plan is designed to help the Company and its subsidiaries and affiliates attract and retain superior personnel for positions of substantial responsibility and to provide key employees, non-employee directors, and advisors with an additional incentive to contribute to the success of the Company.

Director Compensation Table

DIRECTOR COMPENSATION FOR 2006
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Zhu Lian	$10,000						$10,000
Xu Yunxiao	$5,000						$5,000
Zhao Peng	$5,000						$5,000
Chen Xuefeng	$5,000						$5,000
Zhang Xingang	$5,000						$5,000

Our director compensation consists of cash only. Each director was paid an annual retainer of $5,000. An additional $5,000 was paid to one director who is also the chairman of the Audit Committee.

Retirement, Post-Termination and Change in Control

We have no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, nor do we have post-termination or change in control arrangements with directors, officer or other employees, but our Board of Directors may recommend adoption of one or more such programs in the future.

Our common stock are currently traded on the NASDAQ Global Market under the trading symbol “TSTC.” Our common stock was traded on the American Stock Exchange from May 2005 to September 2006. In late September 2006, our shares were delisted from AMEX and our shares of common stock began trading on the NASDAQ Capital Market subject to the completion of certain final regulatory requirements.

On January 30, 2007, the NASDAQ Stock Market approved Telestone’s transfer from its NASDAQ Capital Market listing to a NASDAQ Global Market listing. Our shares of common stock continue to trade under its “TSTC” trading symbol.

Description of Our Common Stock and Other Stockholder Matters

Holders. As of April 23, 2007, we had 238 holders of shares of common stock of record. Our common stock had a closing price of $8.21 per share on May 9, 2007.

The following table sets forth the quarterly average high and low bid prices per share for the common stock for the past two years and for the first two quarters of 2007:

	Common Stock
Fiscal Year Ended December 31, 2007	High	Low
First Quarter	$11.12	$6.10
Second Quarter*	$9.00	$7.28

	Common Stock
Fiscal Year Ended December 31, 2006	High	Low
First Quarter	$5.28	$3.52
Second Quarter	$5.30	$3.55
Third Quarter	$6.00	$3.40
Fourth Quarter	$9.25	$3.85

	Common Stock
Fiscal Year Ended December 31, 2005	High	Low
First Quarter(1)	$4.19	$3.60
Second Quarter(1)	$4.85	$3.77
Third Quarter	$5.18	$3.81
Fourth Quarter	$5.81	$4.64

* Through May 9, 2007

(1) From January 2005 to May 2005, our stock was quoted on the OTC Bulletin Board. It was listed on the American Stock Exchange (AMEX) in May 2005.

Such quotations are without retail mark-ups, mark-downs or commissions, and may not represent actual transactions and have not been adjusted for stock dividends or splits.

Outstanding Options, Conversions, and Planned Issuance of Common Stock. Except as hereinafter set forth, there are no options outstanding to acquire any additional shares of common stock. In August 2004, warrants to purchase an aggregate of 1,000,000 shares or our common stock at an excessive price of $3.00 per share were issued to 14 of our creditors under the Plan. The warrants expire on March 24, 2009. As of the date of this prospectus, warrants to purchase 935,000 shares of our common stock have been exercised, resulting in proceeds of $2,805,000. As of the date of this prospectus, the warrants have not been registered under the Securities Act of 1933, as amended. In February 2007, we issued additional warrants as described below in the section entitled “Recent Sales of Unregistered Securities.”

Preferred Stock. We may issue shares of preferred stock from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of holders of common stock, with us acting in accordance with our corporate charter and by-laws. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. There are no shares of preferred stock outstanding.

Dividends. We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings to support operations and to finance future growth and expansion and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Transfer Agent and Registrar. Our transfer agent is Corporate Stock Transfer, located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209. Their telephone number is (303) 282-4800.

Securities Authorized for Issuance Under Equity Compensation Plans. As of the fiscal year ended December 31, 2006, we have no shares of our common stock or preferred stock that are issuable under compensation plans approved by our security holders.

Recent Sales of Unregistered Securities. Each issuance set forth below was made in reliance upon the exemptions from registration requirements of the Securities Act of 1933, as amended, contained in Section 4(2) on the basis that such transactions did not involve a public offering. When appropriate, we determined that the purchasers of securities described below were sophisticated investors who had the financial ability to assume the risk of their investment in our securities and acquired such securities for their own account and not with a view to any distribution thereof to the public. Where required by applicable law, the certificates evidencing the securities bear legends stating that the securities are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

On February 23, 2007, we completed a Securities Purchase Agreement with certain institutional and other accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, pursuant to which we sold in a private placement an aggregate of 669,444 shares of our common stock and warrants to purchase an aggregate of 133,889 shares of our common stock (the “Investor Warrants”).  The price paid for the common stock was $9.00 per share. The Investor Warrants are exercisable for a period of four years, beginning six months after the date of issuance, at an exercise price of $11.60 per share.  The exercise price for the Investor Warrants is subject to an adjustment upon certain issuances by the Company of its common stock below the price per share paid by the investors; provided, however, that the exercise price may not be adjusted below $10.10 per share. In addition, we issued our placement agent in connection with private placement a warrant (the “Agent Warrant”) to purchase 43,514 shares of our common stock. The Agent Warrant is on the same terms as the Investor Warrants.

The offer and sale of the securities was made to a limited number of institutional and other accredited investors in reliance upon exemptions from the registration requirements pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. There was no general solicitation or advertising with respect to the private placement and each of the purchasers provided written representations of an intent to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities.

Each of the following individuals received their shares pursuant to the consummation of our exchange transaction with SMI on August 23, 2004.

NAME	COMMON SHARES
Han Daqing	3,280,000
Wang Jianjun	328,000
Luo Zhengbin	246,000
Zhang Yongjun	164,000
Lu Hanying	82,000

Principal Stockholders

The following table sets forth certain information as of April 24, 2007 relating to the beneficial ownership (as defined by the rules of the SEC) of shares of common stock by (i) each person who owns beneficially more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers as of April 24, 2007, and (iv) all of our executive officers and directors as a group.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Number of Shares (2)	Percent of Voting Stock(3)
Han Daqing	3,280,000	34.15%
Liu Dongping	0	*
Luo Zhengbin	246,000	2.56%
Wang Jianjun	328,000	3.42%
Xu Yunxiao	0	*
Zhao Peng	0	*
Zhu Lian	0	*
Chen Xuefeng	0	*
Zhang Xingang	0	*
Directors and executive officers as a group (9 persons)	3,854,000	40.12%

* Less than 1%

(1)
As of April 24, 2007, there were 9,604,550 shares of common stock outstanding. Each person named above has sole investment and voting power with respect to all shares of the common stock shown as beneficially owned by the person, except as otherwise indicated below.

(2)
Under applicable rules promulgated by the SEC pursuant to the Exchange Act, a person is deemed the “beneficial owner” of a security with regard to which the person, directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose or direct the disposition of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through (x) the exercise of any option or warrant or (y) the conversion of another security.

(3)
In determining the percent of common stock owned by a person (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 8,935,106 shares of common stock outstanding as of December 31, 2006 and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator include shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

Selling Stockholders

This prospectus relates to the offering and sale, from time to time, of up to 846,847 shares of our common stock held by the stockholders named in the table below, which amount includes 177,403 common shares issuable upon the exercise of warrants held by the selling stockholders. The selling stockholders may exercise their warrants at any time after August 23, 2007 in their sole discretion. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.

The following table sets forth certain information known to us as of April 24, 2007 and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of our common stock by the selling stockholders. The share amounts under the column, “Number of shares being offered” consist of the shares of our common stock and the common shares underlying the warrants sold by us in the 2007 private placement described herein. The share amounts under the column, “Shares beneficially owned before the offering” include any securities held by the selling stockholders in addition to the common shares acquired pursuant to the 2007 private placement described herein. Unless otherwise indicated, of the share amounts under the columns, “Number of shares being offered,” the shares were acquired in the 2007 private placement offering and 669,444 of the shares represent common shares held by the selling stockholders and 177,403 represent common shares issuable to the selling stockholders upon exercise of outstanding warrants.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder exercises all of its warrants and sells all of the shares issued upon exercise thereof, and that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially owned before the offering		Number of shares being offered	Shares beneficially owned after offering
Name of beneficial owner	Number	Percentage		Number	Percentage
Highbridge International, LLC	133,333(1)	1.39	133,333	0	*
Iroquois Master Fund	133,333(2)	1.39	133,333	0	*
Alexandra Global Master Fund Ltd.	133,333(3)	1.39	133,333	0	*
Rockmore Investment Master Fund Ltd.	72,000(4)	*	72,000	0	*
Cranshire Capital, L.P.	72,000(5)	*	72,000	0	*
RHP Master Fund, Ltd.	72,000(6)	*	72,000	0	*
Hudson Bay Overseas Fund Ltd.	70,667(7)	*	70,667	0	*
Hudson Bay Fund L.P.	62,666(8)	*	62,666	0	*
Maxim Partners, LLC	43,514(9)	*	43,514	0	*
Landmark Charity Foundation	30,000(10)	*	30,000	0	*
Chestnut Ridge Partners, L.P.	24,000(11)	*	24,000	0	*

(1)
Represents 111,111 shares of common stock and 22,222 shares of common stock issuable upon the exercise of outstanding warrants. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(2)
Represents 111,111 shares of common stock and 22,222 shares of common stock issuable upon the exercise of outstanding warrants. Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund. Mr. Silverman disclaims beneficial ownership of these securities.

(3)
Represents 111,111 shares of common stock and 22,222 shares of common stock issuable upon the exercise of outstanding warrants. Alexandra Investment Management, LLC, a Delaware limited liability company ("AIM"), serves as investment adviser to Alexandra Global Master Fund Ltd. ("Alexandra"). By reason of such relationship, AIM may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra. AIM disclaims beneficial ownership of such shares of common stock. Mr.. Mikhail A. Filimonov ("Filimonov") is the Chairman, Chief Executive Officer, Chief Investment Officer and a managing member of AIM. By reason of such relationships, Filiminov may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by Alexandra. Filimonov disclaim beneficial ownership of such shares of common stock.

(4)
Represents 60,000 shares of common stock and 12,000 shares of common stock issuable upon the exercise of outstanding warrants. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of April 25, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(5)
Represents 60,000 shares of common stock and 12,000 shares of common stock issuable upon the exercise of outstanding warrants. Mitchell P. Kopin, President of Downsview Capital, the general partner of Cranshire Capital, LP, is the natural person who has sole voting and dispositive power for the shares held by Cranshire Capital, LP. Each of Mr. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares of common stock registered on behalf of Cranshire Capital, LP.

(6)
Represents 60,000 shares of common stock and 12,000 shares of common stock issuable upon the exercise of outstanding warrants. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s securities owned by the RHP Master Fund.

(7)
Represents 58,889 shares of common stock and 11,778 shares of common stock issuable upon the exercise of outstanding warrants. Sander Gerber, John Doscas and Yoav Roth share voting and investment control over the securities held by Hudson Bay Overseas Fund Limited. Hudson Bay Overseas Fund Limited is an affiliate of a broker-dealer and has certified to us that it purchased the securities in the February 2007 private placement in the ordinary course of its business and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Each of Messrs. Gerber, Doscas and Roth disclaim beneficial ownership of the securities held by Hudson Bay Overseas Fund Limited.

(8)
Represents 52,222 shares of common stock and 10,444 shares of common stock issuable upon the exercise of outstanding warrants. Sander Gerber, John Doscas and Yoav Roth share voting and investment control over the securities held by Hudson Bay Fund, L.P. Hudson Bay Fund, L.P. is an affiliate of a broker-dealer and has certified to us that it purchased the securities in the February 2007 private placement in the ordinary course of its business and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Each of Messrs. Gerber, Doscas and Roth disclaim beneficial ownership of the securities held by Hudson Bay Fund, L.P.

(9)
Mr. Mike Rabinowitz is the principal manager of MJR Holdings, and has principal voting and dispositive power with respect to the securities owned by Maxim Partners LLC. The number of shares beneficially owned represents shares of common stock underlying warrants that were originally received by Maxim Group, LLC as compensation for services rendered as placement agent in connection with private placements completed in February 2007. In connection with its services as our placement agent, Maxim Group, LLC also received cash compensation and expenses. Maxim Partners LLC owns 94% of Maxim Group, LLC, a registered broker dealer.

(10)
Represents 25,000 shares of common stock and 5,000 shares of common stock issuable upon the exercise of outstanding warrants. Gary Gelbfish has principal voting and dispositive power with respect to the securities owned by the Landmark Charity Foundation.

(11)
Represents 20,000 shares of common stock and 4,000 shares of common stock issuable upon the exercise of outstanding warrants. Kenneth Pasternak has principal voting and dispositive power with respect to the securities owned by Chestnut Ridge Partners, L.P.

* Less than 1%

The selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years the selling stockholders possess sole voting and investment power with respect to the shares shown, and except as provided above, no selling stockholder is a broker-dealer, or an affiliate of a broker-dealer.

Plan of Distribution

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Any NASD member participating in the distribution of the shares offered under this prospectus will be subject to compliance with NASD rules and regulations, including rules governing the timely filing of documents and disclosures with the Corporate Finance Department of the NASD.

Maxim Group, LLC acted as our placement agent in our private placement in February 2007. In addition to cash compensation and fees and expenses paid to our placement agent, we issued Maxim Group warrants for the purchase of up to 43,514 common shares, with an exercise price of $11.60 per share, which warrants Maxim Group subsequently assigned to its principal member, Maxim Partners LLC. These warrants have been deemed compensation by the NASD and are therefore subject to a 180-day lock-up from the date of this prospectus pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. Additionally, the warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 180 days following the date of this prospectus. However, the warrants may be transferred to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. Thereafter, the warrants will be transferable provided such transfer is in accordance with the provisions of the Securities Act. Such warrants contain customary anti-dilution protection for stock splits, dividends and recapitalization consistent with the NASD Rules of Fair Practice.

Legal Matters

Certain legal matters with respect to the shares of common stock offered hereby has been passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis, LLP, Seattle, Washington.

Experts

Moores Rowland Mazars, Certified Public Accountants, have audited, as set forth in their report appearing elsewhere in this prospectus, our consolidated financial statements for the years ended December 31, 2006 and 2005. We have included our consolidated financial statements in the prospectus in reliance on Moores Rowland Mazars’ report, given on their authority as experts in accounting and auditing.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s Web site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC’s Web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

Telestone Technologies Corporation

Report of Independent Registered Public Accounting firm

To the Stockholders and Board of Directors
Telestone Technologies Corporation

We have audited the accompanying consolidated balance sheets of Telestone Technologies Corporation and its affiliates (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moores Rowland Mazars

Chartered Accountants
Certified Public Accountants
Hong Kong

Date: March 20, 2007

Telestone Technologies Corporation

Consolidated Statements of Operation

		Years ended December 31,
	Note	2006	2005
		US$’000	US$’000
Operating revenues:
Net sales of equipment		16,769	12,573
Service income		4,939	4,837

		21,708	17,410
Operating expenses:
Equipment and services		10,691	8,936
Sales and marketing		2,917	2,806
General and administrative		1,674	2,048
Research and development		605	438
Depreciation and amortization		241	209

Total operating expenses		16,128	14,437

Operating income		5,580	2,973
Interest expense		(55)	(26)
Other income, net		442	784

Net income		5,967	3,731

Taxation		(1,353)	-

		4,614	3,731

Other comprehensive income
Foreign currency translation adjustment		650	365

		5,264	4,096

Earnings per share:	3

Weighted average number of shares outstanding
Basic		8,682,736	8,498,681

Diluted		8,735,615	8,654,277

Net income per share of common stock
US$			$ US
Basic:
Net income		0.53	0.44

Diluted:
Net income		0.53	0.43

The accompanying notes are an integral part of these consolidated financial statements.

Telestone Technologies Corporation

Consolidated Balance Sheets

		As of December 31,
	Note	2006	2005
ASSETS		US$’000	US$’000

Current assets:
Cash and cash equivalents		3,380	3,605
Accounts receivable (net of provision of US$2,923,000; 2005: net of provision of US$2,540,000)	5	29,777	22,530
Due from related parties	12	1,409	1,322
Inventories - Finished goods		5,048	2,287
Prepayment		315	535
Other current assets		373	240

Total current assets		40,302	30,519

Property, plant and equipment, net	6	821	1,031

Total assets		41,123	31,550

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Short-term bank loan	7	1,279	-
Accounts payable - Trade		6,314	4,223
Customer deposits for sales of equipment		20	4
Due to related parties	12	2,001	2,133
Taxes payable	8	2,571	5,556
Accrued expenses and other accrued liabilities		4,668	1,703

Total current liabilities		16,853	13,619

Commitments and contingencies	13

Stockholders’ equity:
Preferred stock, US$0.001 par value, 10,000,000 shares authorized, no shares issued		-	-
Common stock and paid-in-capital, US$0.001 par value:
Authorized - 100,000,000 shares as of December 31, 2006		-	-
Issued and outstanding - 8,935,106 shares as of December 31, 2006 and 8,577,106 shares as of December 31, 2005	10	9	8
Dedicated reserves		2,619	2,131
Additional paid-in capital		8,475	7,401
Cumulative translation adjustments		1,015	365
Retained earnings		12,152	8,026

Total stockholders’ equity		24,270	17,931

Total liabilities and stockholders’ equity		41,123	31,550

The accompanying notes are an integral part of these consolidated financial statements.

Telestone Technologies Corporation

Consolidated Statements of Changes in Stockholders’ Equity

	Common stock
	Issued		Reserved and to be Issued
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Dedicated reserves	Cumulative translation adjustment	Retained earnings	Total
						US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2005	8,060,106	8	150,000	-	6,300	1,642	-	4,784	12,734

Issuance of stock for warrant exercised	367,000	-	-	-	1,101	-	-	-	1,101
Issuance of stocks for shares reserved to be issued	150,000	-	(150,000)	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	3,731	3,731
Foreign currency translation adjustment	-	-	-	-	-	-	365	-	365
Transfer to dedicated reserves	-	-	-	-	-	489	-	(489)	-

Balance at December 31, 2005	8,577,106	8	-	-	7,401	2,131	365	8,026	17,931

Balance at January 1, 2006	8,577,106	8	-	-	7,401	2,131	365	8,026	17,931
Issuance of stock for warrant exercised	358,000	1	-	-	1,074	-	-	-	1,075
Foreign currency translation adjustment	-	-	-	-	-	-	650	-	650
Net income	-	-	-	-	-	-	-	4,614	4,614
Transfer to dedicated reserves	-	-	-	-	-	488	-	(488)	-

Balance at December 31, 2006	8,935,106	9	-	-	8,475	2,619	1,015	12,152	24,270

The accompanying notes are an integral part of these consolidated financial statements.

Telestone Technologies Corporation

Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005
	US$’000	US$’000
Cash flows from operating activities
Net income	4,614	3,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	240	209
Provision for doubtful accounts	383	861
Profit on disposal of property, plant and equipment	(239)	(120)
Exchange difference	66	60
Changes in assets and liabilities:
Accounts receivable	(6,896)	(3,070)
Inventories, net	(2,686)	275
Due from related parties	(44)	(75)
Prepayment	237	(438)
Other current assets	(125)	304
Accounts payable	1,953	176
Due to director	(202)	(102)
Customer deposits for sales of equipment	16	(44)
Taxes payable	(3,166)	(1,046)
Accrued expenses and other accrued liabilities	2,910	430

Net cash (used in) provided by operating activities	(2,939)	1,151

Cash flows from investing activities
Purchase of property, plant and equipment	(148)	(311)
Proceeds from disposal of property, plant and equipment	391	-

Net cash (used in) provided by investing activities	243	(311)

Cash flows from financing activities
Borrowings of short-term debts	1,279	-
Repayment of short-term debts	-	(620)
Proceeds from issuance of shares	1,075	1,101

Net cash provided by financing activities	2,354	481

Net (decrease) increase in cash and cash equivalents	(342)	1,321
Cash and cash equivalents, beginning of year	3,605	2,230
Exchange gain on cash and cash equivalents	117	54

Cash and cash equivalents, end of year	3,380	3,605

The accompanying notes are an integral part of these consolidated financial statements.

Telestone Technologies Corporation

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Telestone Technologies Corporation (“Telestone”), formerly known as Milestone Capital, Inc. was organized under the laws of the State of Colorado in February 1987 under the name Shield Enterprises, Inc. In August 2004, the Company reincorporated in the State of Delaware under the name Telestone Technologies Corporation.

Success Million International Limited (“SMI”), a company established in the Hong Kong Special Administrative Region of the PRC on August 23, 2004, is a wholly owned subsidiary of Telestone and had no business operations since incorporation. Beijing Telestone Technology Company Limited (“Beijing Telestone”), a wholly-owned subsidiary of SMI, established in Beijing, the People’s Republic of China (the “PRC”) with operating period for an initial term of 20 years until April 12, 2024, is engaged in the business of design, development, installation and trading of wireless telecommunication coverage system equipment.

Beijing Telestone Wireless Telecommunication Company Limited (“BTWTC”), being considered as a variable interest entity (“VIE”) owned by Telestone’s directors and stockholders, was established in Beijing, PRC on June 17, 2005, with an operating period of 20 years. As Telestone adopted FIN 46 for all periods presented, the financial statements of BTWTC are consolidated in the financial statements of Beijing Telestone.

In this Report of Independent Registered Public Accounting Firm, Telestone, SMI, Beijing Telestone and BTWTC are collectively referred to as the “Company”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America (“USGAAP”).

Basis of consolidation

The consolidated financial statements include the accounts of Telestone and its subsidiaries/VIE. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Revenue recognition

Net sales of equipment represent the invoiced value of goods, net of value-added tax (“VAT”) and returns. The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Service revenue is recognized when the service is performed and accepted by the customer. The Company has a policy of including handling costs incurred for finished goods, which are not significant, in the sales and marketing expenses.

The Company provides installation services for certain sales of equipment under fixed-price contracts. In connection with these contracts, the Company follows the guidance contained in AICPA Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Revenues from these fixed-price service contracts are recognized on the completed-contract method. Under the completed-contract method, revenue and costs of individual contracts are included in operations in the year during which they are completed. Losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. This method is used because the contract is completed within a short period of time, and financial position and results of operations do not vary significantly from those that would result&# 160;from use of the percentage-of-completion method. A contract is considered completed upon completion of all essential contract work and the installation has been accepted by the customer.

Service costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. General and administrative costs are charged to expense as incurred.

Research and development

All costs of research and development activities are expensed as incurred.

Income taxes

Provision for income and other related taxes have been provided in accordance with the tax rates and laws in effect in the PRC.

Income tax expense is computed based on pre-tax income included in the consolidated statement of operation. Income taxes have been provided, using the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases assets and liabilities and their reported amounts. The tax consequences of those differences are classified as current or non-current based upon the classification of the related assets or liabilities in the consolidated financial statements.

Inventories

All inventories are stated at the lower of weighted average cost or market. Potential losses from obsolete and slow-moving inventories are provided for when identified.

Property, plant and equipment

Property, plant and equipment are stated at original cost less accumulated depreciation and amortization.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, overhaul and minor renewals and betterments, are normally charged to operating expenses in the period in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalized.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment (Continued)

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the year of disposition as an element of other income, net.

Depreciation is provided to write off the cost of property, plant and equipment using the straight-line method at rates based on their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values.

Accounting for the impairment of long-lived assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental receivables and payables under operating leases are recognized as income and expenses respectively on the straight-line basis over the lease terms.

Foreign currency translation

The Company considers Renminbi (RMB) as its functional currency as a substantial portion of the Company’s business activities are based in Renminbi. However, the Company has chosen the United States dollar as its reporting currency.

Transactions in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are recorded in the consolidated statements of operations.

For translation of financial statements into the reporting currency, assets and liabilities are translated at the exchange rate at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated at the weighted average rates of exchange prevailing during the period.

Translation adjustments, when material, resulting from this process are recorded in accumulated other comprehensive income within stockholders’ equity. Other comprehensive income for foreign currency translation was recorded for the period ended December 31, 2006 after the Renminbi ceased to be pegged to the United States Dollars during the year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the consolidated financial statements in conformity with USGAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reported periods. Actual amounts could differ from those estimates. Estimates are used for, but not limited to, the accounting for certain items such as allowance for doubtful accounts, depreciation and amortization, inventory allowance, taxes and contingencies.

Allowance for doubtful accounts

Accounts receivable are stated at the amount billed to customers. The Company recognizes an allowance for doubtful accounts to ensure trade and other receivables are not overstated due to uncollectibility. The Company’s estimate is based on a variety of factors, including historical collection experience, existing economic conditions and a review of the current status of the receivable. Accounts receivable are presented net of an allowance for doubtful accounts of US$2,923,000 and US$2,540,000 as of December 31, 2006 and 2005, respectively.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Recently issued accounting standards

There are no new accounting pronouncements for which adoption is expected to have a material effect on the Company’s financial statements.

3.	EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during each period as restated as a result of the recapitalization and reverse split.

Diluted earnings per share is computed based on net income for the periods presented attributable to shareholders based on the weighted average number of common stock outstanding during the periods presented, adjusted for the effect of the dilutive common stock equivalents outstanding during the year presented. The dilutive effect of warrants to purchase common stock which were outstanding during the year is reflected in diluted earnings per share by application of the treasury stock method.

4.	OPERATING RISKS

(a)	Concentration of major customers and suppliers

	Year ended December 31,
	2006	2005
	US$’000	US$’000
Major customers with revenues of more than 10% of the Company’s sales
Sales to major customers	20,009	15,144
Percentage of sales	92%	90%
Number	3	3

Major suppliers with purchases of more than 10% of the Company’s purchases
Purchases from major suppliers	4,801	3,211
Percentage of purchases	46%	48%
Number	2	1

Accounts receivable related to the Company’s major customers comprised 93% and 95% of all account receivables as of December 31, 2006 and 2005, respectively. Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The major concentrations of credit risk arise from the Company’s accounts receivable. Even though the Company has major concentrations, it does not consider itself exposed to significant risk with regards to the related receivables.

(b)	Country risks

The Company may also be exposed to the risks as a result of its principal operation being primarily in the PRC. These include risks associated with, among others, the political, economic and legal environmental and foreign currency exchange. The Company’s results may be adversely affected by change in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company’s management does not believe these risks to be significant. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

(c)	Cash and time deposits

The Company mainly maintains its cash balances with various banks located in the PRC. In common with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of credit losses. There are neither material commitment fees nor compensating balance requirements for any outstanding loans of the Company.

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2006	2005
	US$’000	US$’000

Completed contracts	31,568	24,139
Retentions	1,132	931

	32,700	25,070

Allowance for doubtful accounts	2,923	2,540

	29,777	22,530

Of the retentions balance as of December 31, 2006 and 2005, approximately US$350,000 and US$774,000, respectively, are expected to be collected after one year.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment is summarized as follows:

	Estimated useful life
	(in years)	As of December 31,
		2006	2005
		US$’000	US$’000

Buildings	30	-	181
Leasehold improvement	5	100	98
Plant and machinery	5	409	335
Office equipment	5	602	494
Motor vehicles	5	438	424

		1,549	1,532
Accumulated depreciation		(728)	(501)

		821	1,031

7.	SHORT-TERM BANK LOAN

The bank loan is secured by a personal guarantee by Mr. Han Daqing, the Company’s Chief Executive Officer, repayable on September 16, 2007, and interest bearing at an interest rate that is adjusted monthly at 130% of the national standard rate established by the People’s Bank of China.

8.	TAXATION

Telestone and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which each entity is domiciled.

Telestone had a net operating loss carry-forward for income tax reporting purposes that might be offset against future taxable income. These net operating loss carry-forwards are severely limited when the Company experiences a change in control. Therefore, following the re-capitalization in August 2005, the amount available to offset future taxable income is limited. No tax benefit has been reported in the financial statements, because the Company believes that it is more likely than not that the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

No provision for withholding or United States federal or state income taxes or tax benefits on the undistributed earnings and/or losses of the Company’s subsidiaries has been provided as the earnings of these subsidiaries, in the opinion of the management, will be reinvested indefinitely.

Determination of the amount of unrecognized deferred taxes on these earnings is not practical; however, unrecognized foreign tax credits would be available to reduce a portion of the tax liability.

All of the Company’s income is generated in the PRC by Beijing Telestone and BTWTC which are subject to PRC income taxes at a rate of 24% and 33%, respectively. Since Beijing Telestone has registered as a wholly-owned foreign investment enterprise (“WOFIE”), it is subject to tax laws applicable to WOFIE in the PRC and is fully exempt from the PRC enterprise income tax of 24% for the first two profit making years in fiscal years 2004 and 2005, followed by a 50% reduction for the next three years commencing in fiscal year 2006.

(a) Income tax expenses comprised the following:

	2006	2005
	US$’000	US$’000

Current tax
Hong Kong	-	-
PRC	1,353	-

	1,353	-

(b) Reconciliation from the expected statutory tax rate in the PRC of 24% (2005: 24%) is as follows:

	2006	2005
	%	%

Statutory rate - PRC	24.0	24.0
Difference in tax rates in the countries that the Company operates	-	-
Tax exemption	(20.2)	(24.0)
Non-deductible expenses	17.4	-

Effective tax rate	21.2	-

9.	SEGMENT INFORMATION

During the year ended December 31, 2006, all revenues of the Company are from its installation and trading of wireless telecommunication. Accordingly no financial information by business segment is presented.

The Company operates in the PRC and over 90% of its revenue and operating profit are from the PRC. Accordingly no geographical analysis is presented.

10.	COMMON STOCK

As of December 31, 2006, the authorized capital of the Company is 110,000,000 shares within which 100,000,000 being shares of common stock with a par value of $0.001, and 10,000,000 being shares of preferred stock with a par value of $0.001.

During 2006, 358,000 warrants were exercised to purchase 358,000 shares of common stock for total proceeds of US$ 1,075,000.

The Company had 8,935,106 and 8,577,106, shares of common stock outstanding as of December 31, 2006 and 2005, respectively, and 15,000 and 373,000 warrants outstanding as of December 31, 2006 and 2005, respectively.

11.	DISTRIBUTION OF INCOME

The Company’s income is substantially contributed by Beijing Telestone, a company registered in the PRC. Income of Beijing Telestone is distributable to its stockholders after transfer to dedicated reserves as required under its articles of association and relevant PRC rules and regulations.

Prior to the re-organization to a WOFIE, dedicated reserves of Beijing Telestone include a statutory surplus reserve and a statutory public welfare fund. In accordance with the relevant PRC Companies Law and rules and regulations, it is required to transfer amounts equal to at least 10% and 5% of its after-tax income to the statutory surplus reserve and statutory public welfare fund, respectively.

The statutory surplus reserve can only be utilized to offset prior years’ losses or for capitalization as paid-in capital, whereas the statutory public welfare fund shall be utilized for collective staff welfare benefits such as building staff quarters or housing. No distribution of the remaining reserves shall be made other than on liquidation of Beijing Telestone.

Since Beijing Telestone has registered as a WOFIE, in accordance with its Articles of Association and the relevant PRC regulations, it is required to appropriate to a general reserve fund an amount not less than 10% of the amount of after-tax income and a staff welfare and bonus fund an amount to be determined by the directors.

The general reserve fund can be used to make good losses in previous years. The staff welfare and bonus fund, which is to be used for the welfare of the staff and workers of the subsidiary, is of a capital nature.

12.	RELATED PARTY TRANSACTIONS

Summary of related party transactions

	As of December 31,
	2006	2005
	US$’000	US$’000
Due from related parties
Other employees (Note (a))	161	114
Ex-stockholders of SMI (Note (b))	1,248	1,208

	1,409	1,322

Due to related parties
Directors (Note (a))	714	835
Related company (Note (c))	-	52
Ex-stockholders of Beijing Telestone (Note (b))	1,287	1,246

	2,001	2,133

Director	1,279	-

Note:

(a)	The amounts due from/to directors and employees represent unsecured advances made to those parties from time to time. These amounts are interest free and repayable on demand.

(b)
The amounts due to ex-stockholders of Beijing Telestone of US$1,287,000 represent the consideration arising from the consummation of the business combination. The ex-stockholders of SMI had represented that they had fully settled the amount with the ex-stockholders of Beijing Telestone and also undertaken to fully indemnify SMI against any claims from the ex-stockholders of Beijing Telestone (the “Undertaking”). However, an ex-stockholder of Beijing Telestone has initiated lawsuit against SMI alleging that the consideration amount has not been settled. The court hearing commenced on May 10, 2006 and finalized on December 19, 2006. Verdict has been issued by the Second Intermediate People’s Court of Beijing and announced that SMI and Beijing Telestone are not required to compensate for the ex-stockholder of Beijing Telestone.

The directors are of the view that the ex-stockholder of Beijing Telestone still has right to appeal and/or file another lawsuit against SMI and Beijing Telestone. No court summon has been received by the Company as of the date of this report.

(c)	The amounts due to related company represent unsecured advances made to the Company. These amounts are interest free and repayable on demand.

13.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease expense

The Company leases certain staff quarters and office premises under non-cancelable operating leases. Rental expenses under operating leases for the year ended December 31, 2006 and 2005 were US$239,000 and US$326,000 respectively.

The following table summarizes the approximate future minimum rental payments under non-cancelable operating leases in effect as of December 31, 2006 and 2005:

	As of December 31,
	2006	2005
	US$’000	US$’000

2006	-	191
2007	143	47
2008	2	-

Total	145	239

b)	Contingencies

The Company recognizes its revenue upon the completion of contract and has made full tax provision in accordance with relevant national and local laws and regulations of the PRC. A contract is considered completed upon completion of all essential contract work and the installation has been accepted by the customer. It is the common practice in the PRC that invoices are not issued to customers until payments are received. The Company follows the practice of reporting its revenue for PRC tax purposes when invoices are issued. All unbilled revenue will become taxable when invoices are issued. For PRC tax reporting purpose, Beijing Telestone recognized revenue on an “invoice basis” instead of when goods are delivered and services are rendered. This is not in strict compliance with the relevant laws and regulations. Accordingly, despite the fact that Beijing Telestone has made full tax provision including surcharge in the financial statements, Beijing Telestone may be subject to a penalty for the deferred reporting of tax obligations. The exact amount of penalty cannot be estimated with any reasonable degree of certainty. The board of directors considers it is more likely than not that the tax penalty will not be imposed.

14.	STOCK OPTION PLAN

On June 27, 2005, a Stock Option Plan (the “Plan”) was approved at the 2005 Annual Meeting of Stockholders. The purpose of the Plan is to promote the growth and general prosperity of the Company by permitting the Company to grant options to purchase common stock and restricted stock of the Company to key employees, non-employee directors, and advisors. The Plan is designed to help the Company and its subsidiaries and affiliates attract and retain superior personnel for positions of substantial responsibility and to provide key employees, non-employee directors, and advisors with an additional incentive to contribute to the success of the Company.

No options have been granted to any parties as of the date of this Report of Independent Registered Public Accounting Firm.

15.	POST BALANCE SHEET EVENT

On February 9, 2007, Telestone has engaged Maxim Group LLC (“Maxim”) to act as an exclusive placement agent in connection with a proposed private placement of securities in which Telestone may issue up to 1,500,000 additional shares of common stock at approximately 7% discount to the market price together with up to 300,000 warrants with an exercise price of 120% of the price paid for the common stock by the subscribers.

On February 21, 2007, Telestone received US$6.02 million in proceeds from investors in connection with the private placement in which Telestone is required to issue 669,444 shares of common stock and 133,889 warrants of 4-year life in return.